NO ACT

PE
12-1-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025124

Received SEC
JAN 04 2012

January 4, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-4-12

Thomas G. Berkemeyer
American Electric Power Company, Inc.
tgberkemeyer@AEP.com

Re: American Electric Power Company, Inc.
Incoming letter dated December 1, 2011

Dear Mr. Berkemeyer:

This is in response to your letter dated December 1, 2011 concerning the shareholder proposal submitted to AEP by the United Brotherhood of Carpenters Pension Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America
edurkin@carpenters.org

January 4, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: American Electric Power Company, Inc.
Incoming letter dated December 1, 2011

The proposal requests that AEP's board audit review committee establish an "Audit Firm Rotation Policy" that requires that at least every seven years AEP's audit firm rotate off the engagement for a minimum of three years.

There appears to be some basis for your view that AEP may exclude the proposal under rule 14a-8(i)(7), as relating to AEP's ordinary business operations. In this regard, we note that the proposal relates to limiting the term of engagement of AEP's independent auditors. Proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if AEP omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Kim McManus
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

AEP
AMERICAN ELECTRIC POWER

RECEIVED
2011 DEC -2 PM 1:10
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

American Electric Power
1 Riverside Plaza
Columbus, OH 43215-2373
AEP.com

Thomas G. Berkemeyer
Associate General Counsel

614-716-1648
Fax 614-716-3440
tgberkemeyer@AEP.com

Securities Exchange Act of 1934
Rule 14a-8

VIA EXPRESS MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D. C. 20549

Re: American Electric Power Company, Inc.
File No. 1-3525

December 1, 2011

Dear Madam or Sir:

American Electric Power Company, Inc. ("AEP") has received from the United Brotherhood of Carpenters Pension Fund (the "Proponent") a letter, dated November 7, 2011, setting forth the text of a shareholder proposal and supporting statement (the "Proposal") that the Proponent intends to have included in AEP's proxy material relating to its 2012 Annual Meeting.

This letter is to notify the Securities and Exchange Commission of AEP's intention to omit the Proposal from its proxy material relating to its 2012 Annual Meeting pursuant to Rule 14a-8(i)(7) and the reasons for the intended omission.

The proposal reads as follows:

> "**Be it resolved:** That the shareholders of American Electric Power Company, Inc. ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years."

In accordance with Rule 14a-8(j)(2), six copies of this letter and the Proposal (attached as Exhibit A) are enclosed.

AEP expects to file its definitive proxy materials with the Commission on or after March 1, 2012. Accordingly, pursuant to Rule 14a-8(j)(1), this letter is being filed with the Commission no later than 80 calendar days before AEP files its definitive proxy materials with the Commission.

* * * * *

Discussion of Reasons Supporting Omission Of The Proposal From AEP's Proxy Material.

The Proposal may properly be omitted from AEP's proxy material for the following reason:

The Proposal May Be Omitted Under Rule 14a-8(i)(7) Because It Deals With Matters Relating to AEP's Ordinary Business Operations.

Rule 14a-8(i)(7) states that a proposal may be excluded from the proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The Staff describes "ordinary business" as encompassing matters that are "mundane in nature" and not involving any "substantial policy or other considerations." *SEC Release No. 34-12999* at 12 (November 22, 1976).[1]

1. Commission statements describing the Rule 14a-8(i)(7) exclusion

A company is permitted to exclude a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Commission Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

1 The term *ordinary* is "rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." *Deere & Company* (Nov. 29, 2002).

2. The selection and engagement of an independent auditor is an ordinary business matter

The selection and engagement of an independent auditor is a matter relating to the ordinary business of a company. The authority to engage independent auditors is vested in the Audit Committee of AEP's Board of Directors consistent with the requirements of the Sarbanes Oxley Act, the Exchange Act and New York Stock Exchange Listing Standards (the "NYSE Listing Standards"). Section 10A(m)(2) of the Exchange Act provides that "[t]he audit committee of each issuer ... shall be directly responsible for the appointment, compensation, and oversight of the work of any registered public accounting firm employed by that issuer ... for the purpose of preparing or issuing an audit report or related work." Exchange Act Rule 10A-3(b)(2) contains substantially identical provisions, which are referenced in section 303A.06 of the NYSE Listing Standards. These responsibilities also are reflected in AEP's Audit Committee charter.

The decision of whether to replace an incumbent independent auditor is a complex one and would involve the consideration of numerous factors, including, among others: the continued reputation and integrity of the auditing firm; the industry expertise of the audit firm; the performance of the audit firm; the costs versus the benefits of changing audit firms; and the availability of a suitable alternative firm in light of competitive concerns. The Audit Committee is in the best position to assess these factors given its expertise and regular interaction with the independent auditor. The Audit Committee is able to observe the independent auditor's performance and receive input from management on the auditor's performance. The Audit Committee also receives reports from the independent auditor on its quality control procedures, any material issues arising from recent peer reviews or inquiries by government or professional authorities, and all relationships between the audit firm and AEP. Evaluation of these factors requires the Audit Committee to use its expertise and business judgment in determining whether to retain the independent auditor.

The Audit Committee also must consider the availability of a suitable alternative firm in light of then-existing circumstances. AEP's operations are expansive and cover operations in eleven states. Accordingly, AEP's independent auditor must be a leading national firm with broad expertise and significant resources, of which there are very few. Although the Audit Committee and management could plan for an auditor rotation by not engaging a particular firm, requiring them to so plan within a mandated timeframe would interfere with their ongoing management of the ordinary business of AEP.

The Proposal would prevent the Audit Committee from fulfilling its duties with respect to auditor engagement as it would require auditor rotation no later than every seven years regardless of whether the Audit Committee believed a change to be in the best interests of AEP and its shareholders. The Proposal thereby intrudes into the Audit Committee's management of this aspect of AEP's ordinary business operations. Further, given the many considerations involved in changing independent auditors as detailed above, auditor retention is a complex matter in which "shareholders, as a group, would not be in a position to make an informed judgment."

3. *Staff positions regarding the application of Rule 14a-8(i) (7) to shareholder proposals involving selection of independent auditors*

The Staff has long and consistently viewed proposals addressing the method and selection of independent auditors as matters relating to a company's ordinary business. *See e.g., JPMorgan Chase & Co.* (March 5, 2010) (concurring in company's decision to omit a proposal requesting board of directors to adopting a corporate policy calling for the periodic replacement of its independent auditors and limiting the term of engagement to five years); *Masco Corporation* (November 14, 2008) (concurring in company's decision to omit a proposal requesting board of directors to adopt resolution limiting term of engagement of its independent auditors to a maximum of five years); *El Paso Corporation* (February 23, 2005) (concurring in company's decision to omit a proposal urging audit committee to adopt a policy that the company hire a new independent auditor at least every ten years); *Kimberly-Clark Corporation* (December 21, 2004) (concurring in company's decision to omit a proposal requesting board to amend company's governing instruments to provide that company will rotate its independent auditor every five years); *Kohl's Corporation* (January 27, 2004) (concurring in company's decision to omit a proposal requesting board to adopt a policy that company select a new independent auditor at least every ten years and submit the selection for shareholder ratification); *The Allstate Corporation* (February 9, 2003) (concurring in company's decision to omit a proposal requesting that board amend the company's governing instruments to provide that it will hire a new independent auditor every four years); *Bank of America Corporation* (January 2, 2003) (concurring in company's decision to omit a proposal requesting that board amend the company's governing instruments to provide that it will hire a new independent auditor every four years); *WGL Holdings, Inc.* (December 6, 2002) (concurring in company's decision to omit a proposal requesting that board establish a policy of changing independent auditors at least every five years); *Transamerica Corporation* (March 8, 1996) (concurring in company's decision to omit a proposal requesting that independent auditors be changed every four years); and *Mobil Corporation* (January 3, 1986) (concurring in company's decision to omit a proposal requiring the rotation of independent auditors at least every five years).

The Proposal is similar or substantially identical to the proposals contained in the precedents listed above where the Staff expressed the view that the proposals related to an ordinary business matter and, as such, could be omitted from each company's proxy materials in reliance on Rule 14a-8(i)(7).

4. *Conclusion*

Based on the foregoing analysis, AEP believes that it may properly omit the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(7).

* * * * *

Pursuant to the provisions of Rule 14a-8(j)(1), AEP has by letter of even date herewith notified the Proponent of its intention to omit the Proposal from its proxy material, and copies of this statement of reasons why management deems such omission to be proper accompanied the letter of notification to them.

If you desire any additional information, please telephone the undersigned at (614) 716-1648.

Very truly yours,

Thomas G. Berkemeyer

EXHIBIT A

Audit Firm Rotation Policy Proposal

Be it Resolved: That the shareholders of American Electric Power Company, Inc. ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years.

Supporting Statement: Audit firm independence is fundamentally important to the integrity of the public company financial reporting system that underpins our nation's capital markets. In a system in which audit clients pay for-profit accounting firms to perform financial statement audits, every effort must be made to ensure accounting firm independence. One important reform to advance the independence, skepticism, and objectivity accounting firms have toward their audit clients is a mandatory auditor rotation requirement.

Information gathered on the current terms of engagement between audit firms and client corporations indicates that at the largest 500 companies based on market capitalization long-term auditor-client relationships are prevalent: for the largest 100 companies auditor tenure averages 28 years, while the average tenure at the 500 largest companies is 21 years. These long-term financial relationships result in the payment to the audit firm of hundreds of millions of dollars over the average period of engagement. According to its recent proxy statements, American Electric Power Company has paid its audit firm, Deloitte & Touche LLP, a total of $107,851,000 in total fees over the last 7 years alone.

Auditor independence is described by the Public Company Accounting Oversight Board (PCAOB), an organization established to set and monitor accounting standards and practices, as "both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her duty to serve the public." (PCAOB Release No. 2011-055, August 16, 2011). One measure of an independent mindset is the auditor's ability to exercise "professional skepticism," which is "an attitude that includes a questioning mind and a critical assessment of audit evidence." PCAOB standards require an auditor to conduct an audit engagement "with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity."

Instances of systemic accounting fraud in the market have prompted various legislative and regulatory reforms to the audit process, including audit partner rotation requirements, limits on the non-audit services that can be provided by accounting firms to audit clients, and enhanced responsibilities for board audit committees. Despite these important reforms, recent PCAOB investigations often reveal "audit deficiencies that may be attributable to a failure to exercise the required professional skepticism and objectivity."

We believe that an important next step in improving the integrity of the public company audit system is to establish a mandatory audit firm rotation requirement of seven years. The periodic audit firm rotation by public company clients would limit long-term client-audit firm relationships that may compromise the independence of the audit firm's work.

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

Rec'd Nov 9 2011

[SENT VIA OVERNIGHT]

November 7, 2011

Thomas G. Berkemeyer
Assistant Secretary
American Electric Power Company, Inc.
1 Riverside Plaza
Columbus, OH 43215

Dear Mr. Berkemeyer:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the American Electric Power Company, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to audit firm rotation, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 6,112 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724